SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_____________________________

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):
X	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
For the year ended December 31, 2001

OR

TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
For the transition period from ________________ to ________________

Commission file number 1-3506

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below: Georgia-Pacific Corporation--Georgia-Pacific Group Canadian Employees Stock Purchase Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Georgia-Pacific Corporation, 133 Peachtree Street, N.E., Atlanta, Georgia 30303.

Georgia-Pacific Corporation--Georgia-Pacific Group
Canadian Employees Stock Purchase Plan

Financial Statements
as of December 31, 2001 and 2000
Together With Auditors' Reports

GEORGIA-PACIFIC CORPORATION--GEORGIA-PACIFIC GROUP

CANADIAN EMPLOYEES STOCK PURCHASE PLAN

FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000

TABLE OF CONTENTS

REPORTS OF INDEPENDENT PUBLIC ACCOUNTANTS

FINANCIAL STATEMENTS

Statements of Financial Condition--December 31, 2001 and 2000

Statements of Income and Changes in Plan Equity for the Years Ended December 31, 2001, 2000, and 1999

NOTES TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Plan Administrator of the
Georgia-Pacific Corporation--Georgia-Pacific Group
Canadian Employees Stock Purchase Plan:

We have audited the accompanying statement of financial condition of the GEORGIA-PACIFIC CORPORATION--GEORGIA-PACIFIC GROUP CANADIAN EMPLOYEES STOCK PURCHASE PLAN as of December 31, 2001 and the related statement of income and changes in plan equity for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Georgia-Pacific Corporation--Georgia-Pacific Group Canadian Employees Stock Purchase Plan as of December 31, 2001 and the related statement of income and changes in the plan equity for the year then ended in conformity with accounting principles generally accepted in the United States.

/s/ Arthur Andersen LLP
Atlanta, Georgia
March 15, 2002

REPORT OF INDEPENDENT ACCOUNTANTS

To the Plan Administrator of the
Georgia-Pacific Corporation--Georgia-Pacific Group
Canadian Employees Stock Purchase Plan:

In our opinion, the accompanying statements of financial condition and the related statements of income and changes in plan equity present fairly, in all material respects, the financial condition of the Georgia-Pacific Corporation--Georgia-Pacific Group Canadian Employees Stock Purchase Plan (the "Plan") at December 31, 2000 and the income and changes in plan equity for the years ended December 31, 2000 and 1999, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ Pricewaterhousecoopers LLP
Chicago, Illinois
March 15, 2002

GEORGIA-PACIFIC CORPORATION--GEORGIA-PACIFIC GROUP

CANADIAN EMPLOYEES STOCK PURCHASE PLAN

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2001 AND 2000

	2001	2000

ASSETS:
Cash	$ 4,008	$ 0
Contributions receivable:
Employer:
Basic	2,696	2,556
Additional	4,874	6,540
Participant	5,569	4,903
Investment in common stock, at market value:
G-P (historical cost: 2001--$956,686 and 2000--$1,273,357)	1,042,106	1,512,302
Crown Vantage (historical cost: 2001--$18,300 and 2000-- $27,321)	8	18

Total assets	1,059,261	1,526,319

LIABILITIES:
Bank overdraft	0	(81,587)
Withdrawals payable	(3,386)	(22,893)

Total liabilities	(3,386)	(104,480)

PLAN EQUITY	$1,055,875	$1,421,839
	===========	===========

The accompanying notes are an integral part of these statements.
GEORGIA-PACIFIC CORPORATION--GEORGIA-PACIFIC GROUP

CANADIAN EMPLOYEES STOCK PURCHASE PLAN

STATEMENTS OF INCOME AND

CHANGES IN PLAN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2001, 2000, AND 1999

	2001	2000	1999

ADDITIONS:
Investment income:
Cash dividends on common stock	$ 19,179	$ 20,150	$ 33,782
Realized gains	27,924	321,768	24,557
Interest on bank deposits	50	92	144

Total investment income	47,153	342,010	58,483

Net unrealized (depreciation) appreciation in fair value of investments	(144,514)	743,722	(758,707)

Contributions and deposits:
Deposits by participating employees	240,054	278,343	728,661
Contributions by employer:
Basic	123,378	165,777	367,084
Additional	5,012	6,605	21,696

Total contributions and deposits	368,444	450,725	1,117,441

Total additions	271,083	1,536,457	417,217

DEDUCTIONS:
Distributions to participants (Note 5)	(562,676)	(1,796,112)	(855,622)
Foreign currency remeasurement (loss) gain	(74,371)	(273,818)	15,705

Total deductions	(637,047)	(2,069,930)	(839,917)

NET DECREASE	(365,964)	(533,473)	(422,700)

PLAN EQUITY:
Beginning of year	1,421,839	1,955,312	2,378,012

End of year	$1,055,875	$1,421,839	$1,955,312
	===========	===========	===========

The accompanying notes are an integral part of these statements.

GEORGIA-PACIFIC CORPORATION--GEORGIA-PACIFIC GROUP

CANADIAN EMPLOYEES STOCK PURCHASE PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000

1.	GENERAL

The Georgia-Pacific Corporation--Georgia-Pacific Group Canadian Employees Stock Purchase Plan (the "Plan"), formerly the Fort James Corporation Canadian Employees Stock Purchase Plan, was originally adopted by the board of directors of the Fort James Corporation ("Fort James") for the benefit of the employees of certain operating subsidiaries of Fort James located in Canada (the "Participating Companies"). As of December 31, 1999, the Participating Companies included Fort James Marathon, Ltd. ("Marathon") and Fort James Canada, Inc. ("FJ Canada"). On January 31, 2000, Fort James sold Marathon to a joint venture between Tembec, Inc. and Kruger, Inc., and as a result, FJ Canada was the only Participating Company as of December 31, 2000.

As a result of the sale of Marathon, the Marathon employees were no longer eligible to participate in the Plan as of January 22, 2000. The account balances of Marathon participants were distributed to such participants by March 22, 2000 in one of the following forms of distribution: (i) cash, (ii) share certificates, or (iii) transfer of shares to a participant's brokerage account.

On November 27, 2000, Fort James was acquired by Georgia-Pacific Corporation ("G-P"). As part of the acquisition, G-P exchanged $29.60 in cash and .2644 shares of Georgia-Pacific Group common stock ("G-P Group Stock"), par value $.80 per share, for each outstanding share of Fort James common stock ("FJ Stock"), par value $.10 per share.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared using the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results may differ from those estimates.

Cash

Substantially all contributions to the Plan are initially invested in an interest-bearing account pending their investment in G-P Group Stock. Interest earned on such cash balances is credited to the participants' accounts. Cash balances are stated at cost, which approximates market value.

Investment Valuation

The investments include G-P Group Stock and Crown Vantage Inc. common stock ("CV Stock") (Note 3). The investments in G-P Group Stock and CV Stock are stated at market value, based on the closing price on the New York Stock Exchange Composite Tape (the Over-the-Counter Bulletin Board for CV Stock) on the last trading day of the period. The closing market value per share of G-P Group Stock was $27.61 and $31.125 on December 31, 2001 and 2000, respectively. The closing market value per share of the CV Stock was $.01 and $.02 on December 31, 2001 and 2000, respectively.

Security Transactions and Related Investment Income

Security transactions are accounted for as of the trade date, and dividend income is recorded as of the date of declaration. The cost of securities sold is determined on an average cost basis. The assets of the Plan are held by Canada Trust ("the Trustee") under a trust agreement dated August 23, 1989.

Contributions and Deposits

Participant and employer contributions are recorded on an accrual basis as of the date the participants' contributions are withheld from the participants' compensation. Participant and employer contributions are transferred to the Trustee on a monthly basis. The Trustee uses such contributions to periodically purchase shares of G-P Group Stock, which are allocated to each participant's account. Residual cash amounts held by the Trustee are carried forward to the next month.

Foreign Currency Remeasurement

The functional currency of the Plan is the U.S. dollar. Assets and liabilities of the Plan (except investments in common stock, which are stated at the U.S. dollar market value) are remeasured from Canadian dollars to U.S. dollars at the applicable year-end exchange rate. The cost of investments in common stock and the related unrealized appreciation or depreciation are remeasured at applicable historical exchange rates. Investment income, contributions and deposits, and withdrawals and expenditures are remeasured at average exchange rates for the three years ended December 31, 2001. Foreign currency remeasurement gains and losses are included in the statements of changes in net assets available for benefits.

Withdrawals

Participants may elect, at any time, to either withdraw whole shares of common stock or have their shares sold and have the net cash proceeds distributed to them. A participant who elects an in-service withdrawal will not be allowed to make contributions to the Plan for a period of three months from the date of the withdrawal. Additionally, the participant will not receive an "Additional Employer Contribution" (as defined in Note 3), if the participant elects an in-service withdrawal from his/her "Restricted Account" (as defined in Note 3) within the preceding two calendar years before such Additional Employer Contribution is made to the Plan. Withdrawals of common stock from the Plan by participants are accounted for at the average historical cost of the common stock distributed plus cash paid in lieu of fractional shares, where applicable. Withdrawals in cash or in connection with shares sold for distributions of fractional shares are accounted for at the fair market value of the related common stock. Any participant contributions, which have not yet been applied to the purchase of common stock, will also be paid to each withdrawing participant.

Administrative Costs

The Plan is reimbursed by the Participating Companies for its administrative and operating costs, except for brokerage fees. Brokerage fees are included in the cost of acquiring common stock and thus are borne by the participants.

Risks and Uncertainties

Investment securities, in general, are exposed to various risks, including credit, interest, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is possible that changes in the value of investment securities will occur and that such changes could materially affect the amounts reported in the financial statements.

3.	DESCRIPTION OF PLAN

The Plan was originally established to enable eligible employees of certain Fort James subsidiaries located in Canada to acquire an ownership interest in Fort James, the ultimate holding company. Employees become eligible to participate in the Plan after 30 days of employment. On November 27, 2000, G-P assumed sponsorship of the Plan and continues to maintain the Plan to allow for the investment in G-P Group Stock by employees of Fort James Canada.

On August 28, 1995, Fort James spun off part of its Communications Papers business, as well as the specialty paper-based portion of its Packaging Business, into a new company, Crown Vantage, Inc. ("Crown Vantage"). On August 25, 1995, Fort James shareholders received one share of CV Stock for each ten shares of FJ Stock held by the shareholder. Following the spin-off, the Plan was amended to allow for the inclusion of CV Stock as an investment. However, participants were not permitted to direct the investment of their future contributions in CV Stock. A participant may receive a distribution, at any time, of all or a portion of CV Stock credited to the participant's account in accordance with the withdrawal provisions of the Plan.

Participants may elect to contribute into the Plan, through payroll deductions, from 1% to 10% of their compensation to be used to purchase G-P Group Stock for their benefit. One hundred percent of a participant's contributions are invested in G-P Group Stock. Participant contributions of up to 6% of compensation ("Basic Member Contributions") are matched by the Participating Companies ("Basic Employer Contributions") based on the following schedule:

Participant's Contributions	Participating Company's Contributions as a Percentage of Participant's Contributions

1% of compensation	100%
2% of compensation	65%
3% to 6% of compensation	50%

The Participating Companies make no contributions with respect to a participant's contribution in excess of 6% of the participant's compensation.

The Participating Companies make Additional Employer Contributions on or before the March 31 of each calendar year with respect to each participant in its employ, on the preceding December 31, who has not withdrawn any common stock from his Restricted Account (hereinafter defined) during either of the two immediately preceding calendar years. The amount of the Additional Employer Contribution allocated to the participant's account equals 10% of the participant's aggregate Basic Employer Contributions made during the two preceding calendar years.

Each participant's Restricted Account includes the Basic Member Contributions and Basic Employer Contributions made at any time during the current or immediately preceding calendar year, and any G-P Group Stock or CV Common Stock purchased with such contributions

The Additional Employer Contribution receivable reflected on the statement of net assets available for benefits as of December 31, 2001 represents the accrued contribution related to the 2000 Basic

Employer Contributions of qualifying participants to be paid to the Plan by March 31, 2002. The Additional Employer Contribution accrued as of December 31, 2000, which related to the 1999 Basic Employer Contributions of qualifying participants, was paid to the Plan before March 31, 2001.

Each participant is fully vested in his/her contributions, Basic Employer Contributions, Additional Employer Contributions, and any earnings thereon at all times.

4.	INVESTMENT IN COMMON STOCK

The unrealized appreciation or depreciation of investment in common stock as of December 31, 2001, 2000, and 1999 and the changes in such amounts during each period were as follows:

	Market Value	Cost	Unrealized Appreciation (Depreciation)

December 31, 1998	$2,178,857	$1,952,230	$226,627
Change for the year ended December 31, 1999	(399,920)	358,787	(758,707)

December 31, 1999	1,778,937	2,311,017	(532,080)
Change for the year ended December 31, 2000	(266,617)	(1,010,339)	743,722

December 31, 2000	1,512,320	1,300,678	211,642
Change for the year ended December 31, 2001	(470,206)	(325,692)	(144,514)

December 31, 2001	$1,042,114	$ 974,986	$ 67,128
	===========	===========	==============

The Plan held 37,749 shares and 48,588 shares of G-P Group Stock as of December 31, 2001 and 2000, respectively. In addition, the Plan held 1,113 shares and 1,126 shares of CV Stock on December 31, 2001 and 2000, respectively.

5.	DISTRIBUTIONS TO PARTICIPANTS

Distributions to participants include termination payments or withdrawals by Marathon employees amounting to $74,411 and capital disbursements for Marathon employees of $1,045,227 arising from the agreement dated January 22, 2000 whereby Marathon employees were no longer eligible to participate in the Plan. In 2001, there were no distributions made to Marathon employees.

6.	TAX STATUS

The Plan is an employee profit-sharing plan as defined in Section 144(1) of the Income Tax Act of Canada. All amounts contributed to a participant's account are taxable to such participant under Canadian income tax rules. No U.S. taxes are paid or withheld on amounts contributed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Georgia-Pacific Corporation, the plan administrator, has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

GEORGIA-PACIFIC CORPORATION-- GEORGIA-PACIFIC GROUP CANADIAN EMPLOYEES STOCK PURCHASE PLAN

By:	/s/ Danny W. Huff Danny W. Huff Executive Vice President-Finance and Chief Financial Officer

Date:	March 26, 2002

INDEX TO EXHIBITS

Exhibit Number	Description

23.1	Consent of Arthur Andersen LLP
23.2	Consent of Pricewaterhousecoopers LLP